FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 28, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date:March 28, 2017	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

Below is the English translation of our MOPS filing made on March 28, 2017

The Transfer of the Certificate of Payment of New Shares Issued for Cash Capital Increase and the Listing Date

Announcement of Approval of Listing (OTC Listing) or Delisting (OTC Delisting) of Shares or Corporate Bonds

(Source: Company Law Article 252 and Article 273)

Announcement No.	1
Subject	Advanced Semiconductor Engineering, Inc. (the “Company”) hereby announces the transfer of the certificate of payment of new shares issued for 2016 cash capital increase and the listing date.
Content of the Announcement

1.     It was resolved by the board meeting of the Company on December 8, 2016 to issue 300,000,000 new shares for cash capital increase, with a par value of NT$10 per share and a total amount of NT$3,000,000,000. The Company’s issuance of new shares for cash capital increase has been approved by Financial Supervisory Commission R.O.C (Taiwan) in Financial Supervisory Securities Auditing Document No. 1050052708 on January 4, 2017.

2.     The Company hereby announces the following matters in relation to the issuance of new shares for capital increase.

(1) Original listed shares: 7,944,875,346 common shares, with a par value of NT$10 per share and a total amount of NT$79,448,753,460.

(2) Shares to be listed: 300,000,000 shares represented by the certificate of payment, with a par value of NT$10 per share and a total amount of NT$3,000,000,000.

(3) Accumulated listed shares: 8,244,875,346 shares, including the original listed common shares and the shares represented by the certificate of payment, with a par value of NT$10 per share and a total amount of NT$82,448,753,460.

(4) The rights and obligations of shares represented by the certificate of payment: the same as the rights and obligations of the original listed common shares.

(5) Certifying institution for shares represented by the certificate of payment: N/A (The shares for cash capital increase will be issued in non-physical form.)

(6) Share transfer institution: Securities Agent Department of President Securities Corporation (Address: UG 1/F, No.8 Tung Hsing Road, Songshan District, Taipei, Tel: (02) 27478266).

3.     The transfer and listing of the certificate of payment:

(1) The certificate of payment will be transferred to the respective designated DTCC accounts of subscribers on March 31, 2017 and will be listed for trading on the same date. Please refer to the updated passbook of the securities agents.

(2) Shareholders who do not have a designated DTCC account shall liaise with President Securities Corporation, the Company’s share registrar, to arrange transfer to such shareholder’s securities accounts. A stamped Application for Transfer of Securities must be presented.

(3) Subscribers shall not request for delivery of the certificate of payment.

4.    The shares represented by the certificate of payment will be issued in non-physical form in 30 days after the Company’s registration of change of share capital is approved by relevant authorities. Upon such issuance, the certificate of payment will be canceled and replaced by the shares. Further announcement(s) in relation to such issuance will be made.

5.    Notice is hereby given.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. The Company has registered the rights offering portion of the offering in the United States. Otherwise, no public offering of securities is to be made by the Company in the United States.

Safe Harbor Notice:

This announcement contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the uncertainties as to whether we can complete the acquisition of 100% of Siliconware Precision Industries Co., Ltd. shares not otherwise owned by ASE; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2015 Annual Report on Form 20-F filed on April 29, 2016.

4